Yoel Kranz 617.570.1760	Goodwin Procter LLP Counselors at Law Three Embarcadero Center, 24th Floor San Francisco, CA 94111 T: 415.733.6000 F: 415.677.9041
April 20, 2010
VIA EDGAR AND FACSIMILE TRANSMISSION
U.S. Securities and Exchange Commission
100 F. Street, N.E., Mail Stop 3628
Washington, DC 20549
Attn: Julia E. Griffith

Re:	Medical Properties Trust, Inc. Schedule TO-I File No. 5-80883 Filed April 12, 2010
Dear Ms. Griffith:
     This letter is being furnished on behalf of Medical Properties Trust, Inc. (the “Company”) in response to comments contained in the letter dated April 19, 2010, from the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Goodwin Procter LLP, counsel to the Company, with respect to the Company’s Tender Offer Statement on Schedule TO that was filed with the Commission on April 12, 2010 (the “Schedule TO”). The text of the Staff’s comments is set forth below, followed by the Company’s response. The Company is concurrently filing Amendment No. 1 to the Schedule TO (“Amendment No. 1”), which includes changes to reflect responses to the Staff’s comments, including an amended Offer to Purchase (the “Amended Offer to Purchase”). The Company will separately deliver to you a copy of the Amended Offer to Purchase marked to show changes from the Offer to Purchase first filed as an exhibit to the Schedule TO.
     All terms used herein but not defined herein shall have the meanings ascribed thereto in the Schedule TO.
Comment 1: Please revise your disclosure in Item 4 to include the information required by Item 1004(a)(xi) of Regulation M-A concerning the accounting treatment for the transaction, if material.
Response: The Company advises the Staff that the Company determined that the accounting treatment for the transaction is not material.

U.S. Securities and Exchange Commission
April 20, 2010

Comment 2: We note that you are incorporating by reference financial information from your Form 10-K and most recent amendment thereto. Please revise to include the summary financial information in Item 1010(c) of Regulation M-A. Refer to interpretation I.H.7. in the July 2001 Supplement to the Manual of Telephone Interpretations.
Response: The Company has revised its disclosure in Amendment No. 1 and in the Amended Offer to Purchase to include the summary financial information in Item 1010(c) of Regulation M-A.
Comment 3: You have conditioned the offer on the consummation of the proposed public offering. Be advised that fulfillment of a financing condition is a material change in the offer. Please confirm your understanding that the offer must remain open for five full business days following the consummation of the public offering.
Response: As noted in Amendment No. 1, the Company consummated its Equity Offering on April 20, 2010 and this condition has thus been satisfied. The Company confirms its understanding that the fulfillment of a financing condition is a material change to the Tender Offer and confirms that the Tender Offer will remain open for at least five business days following the consummation of the Equity Offering.
Comment 4: Please revise to eliminate the statement in the seventh paragraph of this section that “The delivery of this Offer to Purchase shall not under any circumstances create any implication that the information contained herein is correct as of any time subsequent to the date hereof or that there has been no change in the information set forth herein or in the affairs of Medical Properties Trust or the Operating Partnership since the date hereof.” This statement is inconsistent with your obligation to amend and promptly disseminate revised information in the event that your existing disclosure materially changes.
Response: This statement has been deleted in the Amended Offer to Purchase.
Comment 5: The federal securities laws do not permit the issuer to incorporate any additional documents by reference that are filed with the SEC between April 12, 2010 and the scheduled or actual offer expiration date. Please revise to indicate, if true, that you will amend the Schedule TO-I to include such documents to the extent required.
Response: The Amended Offer to Purchase has been revised to exclude the automatic incorporation by reference of any documents subsequently filed with the Commission. The Amended Offer to Purchase further states that the Company intends to amend the Schedule TO to include such documents to the extent required.

U.S. Securities and Exchange Commission
April 20, 2010

Comment 6: The safe harbor for forward looking statements contained in the Private Securities Litigation Reform Act of 1995 does not apply to statements made in connection with a tender offer. See Section 21E(b)(2)(C) of the Securities Exchange Act of 1934. Please do not refer to the Reform Act in future offer materials, including press releases or other communications.
Response: The Amended Offer to Purchase eliminates all references to the Private Securities Litigation Reform Act of 1995.
Comment 7: Some of your conditions lack sufficient specificity to permit objective verification by note holders that the conditions have been satisfied. Please revise the following points to provide greater clarity:
•	In the first and second numbered sub-paragraphs, revise to exclude government actions that would “otherwise affect” the tender offer and “any action...deemed to be applicable to the tender offer;”

•	In the third bullet point under sub-paragraph 6, revise to state specifically what kinds of events affecting the credit markets would cause you to terminate the transaction;

•	In the fifth bullet point, quantify and explain what you mean by “a material adverse change in the United States currency exchange rates;” and

•	In the eighth bullet point, explain what you mean by “a material impairment in the trading market for debt securities in the United States.”
Response: In the Amended Offer to Purchase, the Company revised its disclosure as set forth in the first bullet above. The Amended Offer to Purchase eliminates the events specified under the second, third and fourth bullet above.
Comment 8: We note the representation that the Company may assert the conditions, including any action or inaction by the Company or its affiliates giving rise to any condition. Please revise to remove the statement that the offer conditions may be triggered through action or inaction by the Company.
Response: In the Amended Offer to Purchase, the Company has revised the section referenced above to remove the statement that the offer conditions may be triggered through action or inaction by the Company.
Comment 9: We note your disclosure that the conditions “may be asserted by us...at any time or from time to time in our sole discretion.” Please revise to clarify that all conditions to the

U.S. Securities and Exchange Commission
April 20, 2010

tender offer, other than those dependent upon the receipt of any governmental approvals necessary to consummate the offer, must be satisfied or waived at or before the expiration of the offer.
Response: In the Amended Offer to Purchase, the Company revised its disclosure to clarify that all conditions to the Tender Offer must be satisfied or waived at or before the Expiration Date.
Comment 10: We note your disclosure that the Company will not be required to accept tendered notes pursuant to the offer if certain listed conditions have not been satisfied. As the bidder, the Company has the right to waive any listed offer condition. However, if a condition is “triggered,” the Company may not waive the condition by failing to assert it. Such inaction would be, in our view, tantamount to a waiver of the applicable condition. Please confirm the Company’s understanding in your response letter. Depending on the materiality of the waived condition and the number of days remaining in the offer, the Company may be required to extend the offer and circulate new disclosure to security holders. Please confirm the Company’s understanding in your response letter.
Response: The Company confirms its understanding that if a condition to the Tender Offer is “triggered,” the Company may not waive the condition by failing to assert it. The Company further understands that depending on the materiality of the waived condition and the number of days remaining in the Tender Offer, the Company may be required to extend the Tender Offer and circulate new disclosure to Holders.
Comment 11: We note your disclosure that the notes may be withdrawn “on or prior to the Withdrawal Date.” Revise your disclosure to reflect the requirements of Rule 13e-4(f)(2), and clearly state that the notes may be withdrawn by the tendering note holders at any time during the period the offer remains open, or, if you have not accepted the notes within 40 business days of the April 12, 2010 commencement date, at any time after the fortieth business day.
Response: In the Amended Offer to Purchase, the Company has revised the section referenced above to reflect that the Notes may be validly withdrawn at any time during the period the Tender Offer remains open, or, if not yet accepted for payment by the Company within 40 business days of April 12, 2010, at any time following the fortieth business day.
* * * * *
As requested in your letter, the Company has acknowledged to us, and granted us the authority to represent to the Commission on its behalf, that:

U.S. Securities and Exchange Commission
April 20, 2010

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     If you have any questions or concerns about the statement on Schedule TO or the Company’s response, please do not hesitate to call the undersigned.
Very truly yours,
/s/ Yoel Kranz
Yoel Kranz, Esq.
Goodwin Procter LLP

cc:	Michael G. Stewart, Esq., Medical Properties Trust, Inc. Ettore Santucci, Esq., Goodwin Procter LLP